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                                                                 EXHIBIT (a)(13)

Election to Exchange Options - Confirmation

If you received this message, then this message confirms that we have received your Election Concerning Exchange of Stock Options. Pursuant to the Offer to Exchange and the Election form, unless you otherwise rescind your Election before 9PM Pacific Time on March 30, we will cancel only those options that you have elected to exchange on your election form, on April 2 unless the offer gets extended again. The replacement options will be granted and priced on or after Oct. 1 but no later than Oct. 31, unless the offer gets extended again, subject to your continued employment and other terms of the Offer.

If you have any questions about this message, or if you do not know what options you elected to exchange, or if you did not intend to submit this Election, contact me.

Reminder, this Election is not revocable after March 30.  Thank you,

Monica